

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Vishal Chhibbar
Chief Financial Officer
ExlService Holdings, Inc.
280 Park Avenue, 38th Floor
New York, New York 10017

>   **Re: ExlService Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed March 3, 2013**
>   **File No. 1-33089**

Dear Chhibbar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,

>   /s/ William H. Thompson

>   William H. Thompson
>   Accounting Branch Chief

cc: Nancy Saltzman
       General Counsel